UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QUMU CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

749063103

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749063103

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 630,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 630,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (1)
14.	Type of Reporting Person (See Instructions) HC; IA

(1)

Based upon 9,740,392 shares of Common Stock outstanding as of March 12, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2018, that was filed on March 15, 2019.

CUSIP No. 749063103

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 630,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 630,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 9,740,392 shares of Common Stock outstanding as of March 12, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2018, that was filed on March 15, 2019.

CUSIP No. 749063103

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 630,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 630,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (1)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)

Based upon 9,740,392 shares of Common Stock outstanding as of March 12, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2018, that was filed on March 15, 2019.

CUSIP No. 749063103

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 630,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 630,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (1)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)

Based upon 9,740,392 shares of Common Stock outstanding as of March 12, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2018, that was filed on March 15, 2019.

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, $.01 par value (the “Common Stock”), of Qumu Corporation, a Minnesota corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2018 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“In open market purchases on September 4, 2018 and December 3, 2018, the Reporting Persons expended an aggregate of approximately $22,502 (including commissions) to acquire 10,000 shares of Common Stock of the Issuer in various open market transactions. The funds used for the purchase of these additional shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed December 29, 2017 by the Reporting Persons with the SEC).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2019	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

	By:	Palogic Value Management, L.P.
	Its:	General Partner

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF QUMU CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share (1)
Palogic Value Fund, L.P.	04/24/2019	Open Market Sales		2,000	$3.2289
Palogic Value Fund, L.P.	04/29/2019	Open Market Sales		3,000	$3.218
Palogic Value Fund, L.P.	04/30/2019	Open Market Sales		800	$3.2312
Palogic Value Fund, L.P.	05/01/2019	Open Market Sales		17,710	$3.7397
Palogic Value Fund, L.P.	05/02/2019	Open Market Sales		82,000	$4.0184
Palogic Value Fund, L.P.	05/03/2019	Open Market Sales		134,486	$4.5408
Palogic Value Fund, L.P.	05/06/2019	Open Market Sales		74,404	$4.3506

(1)	Including commissions.